[redacted]

02021640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

3/15/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PILLAR FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C.
MAR 07 2002
535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1815 ARNOLD DRIVE
(No. and Street)

MARTINEZ (City) CA (State) 94553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAITHAM ASHOO (HUTCH) (925) 356-6780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID VOLKAR, C.P.A.
(Name – *if individual, state last, first, middle name*)

1330 ARNOLD DRIVE, SUITE 246 (Address) MARTINEZ (City) CA (State) 94553-6538 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/19

OATH OR AFFIRMATION

I, HAITHAM ASHOO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILLAR FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

PAMELA K. NELSON
Comm. # 1273171
NOTARY PUBLIC-CALIFORNIA
Contra Costa County
My Comm. Expires Aug. 6, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILLAR FINANCIAL SERVICES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN AUDITED
AND UNAUDITED NET CAPITAL
DECEMBER 31, 2001

	UNAUDITED	AUDITED	DIFFERENCES
Total Assets	$ 62,656.	$ 76,740.	$ 14,084.
Less Total Liabilities	< 30,653.>	< 47,884.>	<17,231.>
Less Non-allowable Assets	< 21,257.>	< 19,786.>	1,471.
NET CAPITAL	$ 10,746.	$ 9,070.	$ <1,676.>

Total Assets	
To reflect recoding of cash overdrawn as a negative balance in liabilities	$ 15,556.
To reflect decrease in concessions receivable-Prior month for cancelled fees.	<500.>
To reflect increase in depreciation due to acquisition of new assets.	<972.>
Total	$ 14,084.
Total Liabilities	
To reflect recoding of cash overdrawn as a negative balance in liabilities	$ <15,556.>
To reflect additional payroll taxes due	<75.>
To reflect the balance due on a reduced commission Due to change in investments	<1,591.>
To reflect interest left as balance that was yeroedout	<9.>
Total	$ <17,231.>
Non-allowable Assets	
To reflect decrease in concessions receivable-prior month for cancelled fees.	$ 500.
To reflect increase in depreciation due to acquisition of new assets.	971.
Total	$ 1,471.

David H. Volkar
Certified Public Accountant
1330 Arnold Dr • Ste 246 • Martinez CA 94553

E-Mail dvolkar@volkarcpa.com | Fax (925) 372-8230 | Pioneer (209) 295-5823 | (925) 372-8227

REPORT ON INTERNAL CONTROL STRUCTURE
BASED SOLELY ON THE UNDERSTANDING OBTAINED AND
CONTROL ASSESSMENT MADE AS PART OF AN AUDIT OF THE
FINANCIAL STATEMENTS

February 25, 2002

Pillar Financial Services, Inc.
1815 Arnold Drive
Martinez, CA 94553

I have audited the financial statements of Pillar Financial Services, Inc., for the year ended December 31, 2001, and have issued my report thereon dated February 25, 2002.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statements of Pillar Financial Services, Inc., I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance in the internal Control structure.

The management of Pillar Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and the transactions are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that

procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the purpose of this report, I have the following update comment. Management has engaged an accounting company to process and pay all the payables. This has gratly improved the system for recording and filing the receipts and bills. Management should moniter and review classification of expenses closely so as to maintain proper classification of transactions.

Management should follow through on ensuring that that the corporate minutes and state papers are maintained. The filing of the financial statements and all other procedures were done properly. Compliance with the NASD rules and guidelines (the main governing entity) appears to be in order. In addition, improvement in record keeping is shown by the discontinued usage of a cash clearing account. While the basis business structure and practices remained the same, several new account categories were used which more closely identified the expenses for management information. It has only a minor effect on the financial statement presentation and a negligible effect on the audit report. The overall internal control structure is adequate and provides a basis to render an opinion on the financial statement taken as a whole.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and accordingly, also considered to be material weaknesses as defined above. However, I believe none of the reportable conditions described above is a material weakness.

The report is intended for the information of the management of Pillar Financial Services, Inc.

Respectfully,

David Volkar

David Volkar
Certified Public Accountant
Martinez, CA 94553

MAR 07 2002

PILLAR FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001

David H. Volkar
Certified Public Accountant
1330 Arnold Dr • Ste 246 • Martinez CA 94553

PILLAR FINANCIAL SERVICES, INC.

Table of Contents

David H. Volkar
Certified Public Accountant
1330 Arnold Dr • Ste 246 • Martinez CA 94553

E-Mail dvolkar@volkarcpa.com | Fax (925) 372-8230 | Pioneer (209) 295-5823 | (925) 372-8227

February 25, 2002

Pillar Financial Services, Inc.
Haitham Ashoo
1815 Arnold Drive
Martinez, CA 94553

I have audited the accompanying balance sheet of **Pillar Financial Services, Inc.** as of **December 31, 2001 & 2000**, and the related statements of income and expenses, retained earnings, and cash flows for the years then ended. These statements are the responsibility of the management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pillar Financial Services, Inc. as of December 31, 2001 & 2000, and the results of its operations for the years then ended in conformity with generally accepted accounting principles.

Sincerely,
David Volkar

DAVID H. VOLKAR
Certified Public Accountant

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	$ 0.	$ 39,836.
Concessions Receivable - Current	56,954.	88,452.
Concessions Rec. Prior Month	1,493.	2,800.
Advance Employees	0.	0.
Investment-NASDAQ	3,252.	3,252.
Prepaid Expenses & Taxes	0.	0.
Total Current Assets	$ 61,699.	$ 131,088.
FIXED ASSETS:		
Office Equipment & Furniture	$ 16,903.	$ 11,841.
Computer Equipment	13,427.	8,763.
Organization Cost	2,806.	2,806.
Accumulated Depreciation	<18,095.>	<15,019.>
Total Fixed Assets	15,041.	8,391.
TOTAL ASSETS	$ 76,740.	$ 142,731.

LIABILITIES & SHAREHOLDER EQUITY

	2001	2000
LIABILITIES:		
Cash Overdrawn	$ 15,556.	$ 0.
Accounts Payable	5,991.	21,135.
Income Tax Payable	0.	592.
Pension Contribution Accrual	0.	25,500.
Payroll Taxes Payable	15,296.	329.
Credit Cards	11,041.	0.
Notes Payable	0.	67,500.
Total Liabilities	$ 47,884.	$ 115,056.
SHAREHOLDER EQUITY:		
Capital Stock	$ 41,133.	$ 15,133.
Retained Earnings	<12,277.>	12,542.
Total Shareholder Equity	$ 28,856.	$ 27,675.
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$ 76,740.	$ 142,731.

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
INCOME:		
Sales	$ 633,785.	$ 942,019.
Interest	23.	11.
TOTAL INCOME	$ 633,808.	$ 942,030.
EXPENSES:		
Detail of Expenses (Page 4)	658,703.	936,962.
NET INCOME <LOSS> FROM OPERATIONS	$ <24,895.>	$ 5,068.
EXPENSES OTHER THAN FROM OPERATIONS:		
Gain <Loss> from Sale of Assets	0.	0.
Federal Corporation Income Tax	0.	0.
State Corporation Income Tax	<800.>	<800.>
NET INCOME <LOSS>	$ <25,695.>	$ 4,268.

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
Capital Stock	$ 15,133.	$ 15,133.
Paid In Capital	0.	0.
Retained Earnings	12,542.	8,315.
TOTAL STOCKHOLDER EQUITY, Beginning of Year	$ 27,675.	$ 23,448.
NET INCOME <LOSS>	<25,695.>	4,268.
CA Income Tax Penalty	0.	<41.>
Refund of Federal Taxes	876.	0.
Change to Capital Stock	26,000.	0.
Payout of Capital	0.	0.
TOTAL CHANGES TO STOCKHOLDER EQUITY	$ 1,181.	$ 4,227.
Capital Stock	$ 41,133.	$ 15,133.
Paid In Capital	0.	0.
Retained Earnings	<12,277.>	8,315.
TOTAL STOCKHOLDER EQUITY, End of Year	$ 28,855.	$ 27,675.

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES, INC.
DETAIL OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
EXPENSES:		
Advertising	$ 7,987.	$ 272.
Accounting and Legal	7,874.	4,155.
Bank Charges	31.	11.
Depreciation and Amortization	3,076.	1,767.
Dues and Subscriptions	2,549.	55.
Employee Benefits	0.	276.
Entertainment	4,032.	1,343.
Freight	5,792.	946.
Gifts & Promotion	2,693.	0.
Insurance	20,245.	16,184.
Interest Expense	3,023.	1,045.
License & Taxes	1,830.	4,665.
Mailing Lists	4,282.	0.
Meetings & Seminars Marketing	47,080.	274,018.
Miscellaneous	122.	0.
Office Supplies	9,050.	10,729.
Outside Services	26,661.	26,000.
Pension Contributions	0.	51,099.
Printing	14,375.	6,184.
Postage	14,689.	6,626.
Rent	17,650.	17,175.
Repairs & Maintenance	1,748.	143.
Salaries	433,114.	479,680.
Security	552.	0.
Supplies	186.	0.
Software	439.	0.
Telephone	5,904.	7,121.
Taxes - Payroll/Employer	22,273.	26,129.
Taxes - Property	118.	149.
Travel	680.	1,190.
Utilities	648.	0.
TOTAL EXPENSES FROM OPERATIONS	$ 658,703.	$ 936,962.

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	2001	2000
Net Income <LOSS>	$ <25,695.>	$ 4,268.
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,076.	1,767.
Changes in assets and liabilities:		
Concessions receivable - current	31,498.	6,568.
Concessions receivable - prior	1,307.	<350.>
Prepaid expenses	0.	1,200.
Accounts Payable	<15,144.>	16,263.
Income taxes payable	<592.>	304.
Accrued pension payable	<25,500.>	16,937.
Accrued payroll taxes	14,967.	<5,895.>
Accrued payroll payable	0.	<45,203.>
Refund of Federal Taxes /FTB Penalty	876.	<41.>
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES	$ <15,207.>	$ <4,182.>
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of assets	$ <9,726.>	<5,385.>
Investment in NASDAQ Stock/Warranty	0.	3,252.
NET CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES	$ <9,726.>	$ <8,637.>
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payable	$ <67,500.>	0.
Credit Cards Payable	11,041.	0.
Capital Stock Investment	26,000.	42,505.
NET CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES	$ <30,459.>	$ 42,505.
NET CHANGE IN CASH AND CASH EQUIVALENTS:	<55,392.>	$ 29,686.
BEGINNING CASH AND CASH EQUIVALENTS	39,836.	10,150.
ENDING CASH AND CASH EQUIVALENTS:	$ <15,556.>	$ 39,836.

The accompanying footnotes are an integral part
of these financial statements

PILLAR FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

1.	Total ownership equity from Statement of Financial Condition	$ 28,856.
2.	Deduct ownership equity not allowable	0.
3.	Total ownership equity qualified for Net Capital	28,856.
4.	Add: Liabilities subordinated to claims	0.
5.	Total capital & allowable subordinated liabilities	28,856.
6.	Deductions and/or charges: A) Total non-allowable assets	19,786.
7.	Other additions and/or allowable credits	0.
8.	Net capital before haircuts on securities position	9,070.
9.	Haircuts on securities	0.
10.	Net Capital	$ 9,070.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required	$ 5,000.
12.	Minimum dollar net capital requirement	$ 5,000.
13.	Net capital requirement	$ 5,000.
14.	Excess Net Capital	$ 4,070.
15.	Excess Net Capital at 100%	$ 4,282.

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities	$ 47,884.
17.	Total aggregate indebtedness	$ 47,884.
20.	Percentage of aggregate indebtedness to net capital	527.94%
21.	Percentage of debt to debt-equity total	62.40%

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Pillar Financial Services, Inc. is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Property and Computer Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives: 5 years for property and computer equipment. When assets have been discontinued in service, they are removed from the depreciation schedule.

Amortization of Organization Costs

Costs incurred during 1988 in establishing the Company are recorded as organization costs and amortized over 60 months on a straight-line basis. Amortization was completed 1993.

Revenue Recognition

Revenue transactions are recorded on trade date on an accrual basis. The Concessions Receivable - Current is for commissions and management fees earned and that are outstanding for 30 days or less. The Concessions Receivable - Prior month is for commissions earned and that are past due 31 days or more.

Provision for Income Tax

Pillar Financial Services, Inc. is registered as California C Corporation and accordingly files Form 1120 and 100 with the federal and state governments, respectively. The income tax is shown on the financial statements as Federal tax $0. and California tax $800. There is $ 972. depreciation on the federal tax return; this is $ 2,104. less than deducted on the financial statements and California return. Because the federal taxable income is $0, the Sec. 179 Federal depreciation of $ 2,624. is not utilized and is carried forward to next year. The 1999 Federal NOL of $ 1,885 is also carried forward.

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 - Computation of Net Capital

	Dec 31, 2001	Dec 31, 2000
Total Assets	**$ 76,740.**	$ 142,731.
Less - Liabilities	**< 47,884.>**	<115,056.>
Less - Non-allowable Assets	**< 19,786.>**	<14,443.>
Net Capital	**$ 9,070.**	$ 14,443.

The required minimum net capital for Pillar Financial Services, Inc, is $ 5,000.00.

NOTE 3 - Office Space Lease

The corporation headquarters is located at 1815 Arnold Drive, Martinez, CA. It is leased on a month-to-month arrangement.

NOTE 4 - Pension Plan

The Company provides a SEP - IRA pension for employees who meet the 3 year employment law requirement. As of year end 2001, there are 4 employees who meet the requirement. The SEP - IRA are not funded for the year 2001.

NOTE 5 - Additional Stock Issued and Purchased

On February 3, 2000, it was unanimously agreed to by the Board of Directors to issue Chris Snyder an additional 10% stock in the company. This was issued with a zero par value. In order to meet the net capital requirements, on February 26, 2001 management voted to allow Haitham Ashoo to purchase $26,000 of Pillar Financial Services, Inc. stock (2,600 shares at $10 per value). This stock can only be redeemed by Pillar Financial Services, Inc. and purchased back at the same value. It cannot be offered to outside interests.

NOTE 6 - NASDAQ Stock Warrants

On June 28, 2000 Pillar Financial Services, INC. purchased 300 warrants for a net price of $3,252.11. The warrants give Pillar the right to purchase shares of NASDAQ, INC. stock if and when they go public and issue stock. The NASDAQ has not issued stock as of this date and therefore the warrants have minimal, if any, value. It is carried on the financial statements at cost, however, because the NASDAQ does intend to issue stock in the future.

David H. Volkar
Certified Public Accountant
1330 Arnold Dr • Ste 246 • Martinez CA 94553

E-Mail dvolkar@volkarcpa.com | Fax (925) 372-8230 | Pioneer (209) 295-5823 | (925) 372-8227

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

February 25, 2002

Pillar Financial Services, Inc.
1815 Arnold Drive
Martinez, CA 94553

My report on the audit of the basis financial statements of Pillar Financial Services, Inc. for the year ending December 31, 2001 appears on page 1. I conducted my audit in accordance with generally accepted auditing standards. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule attached is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully,

David Volkar

David Volkar
Certified Public Accountant
Martinez, CA 94553